Exhibit 99.1

LEIFRAS Co., Ltd. Announces Pricing of Initial Public Offering

Tokyo, Japan, October 8, 2025 – LEIFRAS Co., Ltd. (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced the pricing of its initial public offering (the “Offering”) of 1,250,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on October 9, 2025 under the ticker symbol “LFS.”

The Company expects to receive aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and Offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ADSs to cover over-allotments at the public offering price, less underwriting discounts. The Offering is expected to close on or about October 10, 2025, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for: (i) investing in full-time human resources to expand the market shares of the Company’s sports school and social businesses; (ii) expanding the Company’s sports school business, including securing sports facilities and hiring part-time school assistance; (iii) expanding the Company’s social business, including hiring part-time personnel for its social business, and (iv) other working capital uses. The Offering is being conducted on a firm commitment basis. Kingswood Capital Partners, LLC (“Kingswood”) is acting as the representative of the underwriters for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company and Loeb & Loeb LLP is acting as U.S. counsel to Kingswood in connection with the Offering.

A registration statement on Form F-1 (File Number: 333-283712), as amended, relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 29, 2025. The Offering is being made only by means of a prospectus, forming a part of the effective registration statement. Electronic copies of the final prospectus relating to the Offering, when available, may be obtained from Kingswood by email at ttian@kingswoodus.com, by standard mail to 126 E 56th Street, Suite 22S, New York, NY 10022, or by telephone at +1-732-208-4091. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2024, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics. For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering and intended use of proceeds. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

IPO Details

Listing Market: Nasdaq Capital Market

Ticker Symbol: LFS

Trading Start Date: October 9, 2025

Official IR Website: https://ir.leifras.co.jp